Filed by CNL Income Fund V, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No: 333-119116

Subject Company: CNL Income Fund V, Ltd.

The attached materials are to be distributed by CNL Income Fund V, Ltd. during the week of January 3, 2005.

In connection with the proposed transactions referenced in the materials included in this filing, U.S. Restaurant Properties has filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. You should receive a definitive joint proxy statement/prospectus at the same time or prior to the time you receive these materials. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning U.S. Restaurant Properties and the CNL Income Funds at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, these materials and other documents filed by U.S. Restaurant Properties may be obtained for free by directing a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Attn: Investor Relations. In addition, these materials and other documents filed by the CNL Income Funds may be obtained for free by directing a request to the CNL Income Funds at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations.

U.S. Restaurant Properties and the CNL Income Funds, and their respective directors, general partners, executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies or consents from the stockholders of U.S. Restaurant Properties and the limited partners of the CNL Income Funds, respectively, in connection with the mergers. Information about the directors and executive officers of U.S. Restaurant Properties and their ownership of U.S. Restaurant Properties’ shares is set forth in the proxy statement for U.S. Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 19, 2004. Information about the general partners of the CNL Income Funds and their ownership of interests in the CNL Income Funds is set forth in the Annual Report on Form 10-K filed by each of the CNL Income Funds with the Securities and Exchange Commission in March of 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus.

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407) 650-1000 (800) 522-3863
fax (407) 423-2894
www.cnl.com

Mailing Address:
P.O. Box 4920
Orlando, Florida 32802-4920

December 30, 2004

To Our Limited Partners:

We are pleased to present the merger of CNL Income Funds with U.S. Restaurant Properties and CNL Restaurant Properties. We are asking for your consent to merge your CNL Income Fund and, for certain Income Funds, to amend the Limited Partnership Agreement. After carefully considering the strategic alternatives, your general partners believe that this transaction is in your best interest as an Income Fund limited partner.

Enclosed is a registration/proxy statement with detailed information describing the transaction, including Questions and Answers, Risk Factors, and a table (page 14) showing what you will receive if the merger is completed. The registration/proxy statement also contains a detailed description of the reasons why we believe the merger is fair to you and why you should approve the merger. We strongly urge that you read the proxy statement thoroughly and in its entirety.

We, the general partners, have unanimously approved the merger and, for certain Income Funds, an amendment to the Limited Partnership Agreement. We strongly recommend that you consent to these proposals as well. Your consent is important, regardless of the number of units you own. If you have questions, please feel free to contact our solicitation agent, D.F. King & Co., Inc., at 1-800-848-3416.

Sincerely,

James M. Seneff, Jr.	Robert A. Bourne
General Partner	General Partner

Investor Administration
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407) 650-1000 (866) 650-0650
www.cnl.com

For your convenience, submit your consent by telephone or the Internet. And most importantly…

Please Provide Your Consent!

☑	Read the Enclosed Materials…

Enclosed is the following information regarding the merger of the 18 CNL Income Funds, U.S. Restaurant Properties, Inc. and CNL Restaurant Properties, Inc. Included are:

•	A joint Proxy Statement/Prospectus that describes the proposed transaction

•	CNL Income Funds Financial Supplements

•	Consent Form(s) and Reply Envelope

☑	Complete the Consent Form and Return by Mail…

Provide your consent to the proposals on the consent form, sign and return it in the postage-paid envelope provided. Please note, all joint owners must sign.

…Or Consent by Telephone

For your convenience, you may consent by telephone. Please refer to the consent form for instructions and your control number.

…Or Consent over the Internet

Open the web page: https://www.proxyvotenow.com/cnlfunds

and follow the online instructions to provide your consent. Your control number is located on the consent form.

☑	Provide Your Consent for Each Fund You Own…

If you own more than one CNL Income Fund, please make sure to consent for each fund you own. For each fund you own, you must complete a consent form, or submit your consent by telephone or via the Internet.

☑	For Assistance…

If you have any questions or need assistance in completing your consent form, please call our information agent, D.F. King, toll free at 1-800-848-3416.

☑	Please Consent…

We encourage you to submit your consent promptly, so we can avoid additional costs soliciting your consent. If you provided your consent by telephone or the Internet, please DO NOT mail back the consent form.

Thank You!

We appreciate your participation and support. Again, please be sure to provide your consent.

Your consent is important!

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407) 650-1000 (800) 522-3863
fax (407) 423-2894
www.cnl.com

Mailing Address:
P.O. Box 4920
Orlando, Florida 32802-4920

December 30, 2004

An Update from CNL Income Funds

Dear Participating Broker/Dealers and Registered Investment Advisors:

In August of 2004, we announced that we entered into agreements to merge each of the CNL Income Funds with U.S. Restaurant Properties and CNL Restaurant Properties. We are pleased to inform you that we have completed the SEC review process for the registration/proxy statement. Enclosed is a copy of the information being sent to your clients who are limited partners of the CNL Income Funds.

We, the general partners, have unanimously approved the merger, and recommend approval of the following proposals:

1.	Specific to all Income Funds: Approve and adopt the Agreement and Plan of Merger between each of the Income Funds and a subsidiary of U.S. Restaurant Properties Inc.

2.	Specific to Income Funds XI through XVIII: Approve an amendment to the Amended and Restated Agreement of Limited Partnership to eliminate provisions relating to merger transactions in which the limited partners receive securities of another entity. Approval of this change is necessary for the Fund to participate in the merger.

We ask that you encourage your Income Fund clients to review the registration/proxy statement and complete, sign and mail the consent form(s) specific to the fund(s) they own using the postage-paid envelope provided. Or, your clients may use the optional telephone or Internet features to vote. Telephonic and Internet instructions are provided in the consent form for their convenience.

D.F. King has been selected as the solicitation firm for this mailing and will contact limited partners to request their consent and answer questions. Limited partners may also contact D.F. King toll free at (800) 848-3416 if they need assistance in completing their consent forms.

Thank you for your continued support of CNL and our income producing investments. If you have any questions, please call Client Services at (866) 650-0650.

Sincerely,

James M. Seneff, Jr.	Robert A. Bourne
General Partner	General Partner

CNL Restaurant Properties, Inc.

CNL Income Funds

PROXY MATERIALS ENCLOSED

PLEASE NOTE:

YOU ARE RECEIVING COPIES OF MATERIALS FOR BOTH PROXIES RELATED TO THE MERGER OF US RESTAURANT PROPERTIES, INC., CNL RESTAURANT PROPERTIES, INC., AND CNL INCOME FUNDS BECAUSE YOU HAVE INVESTED IN EACH OF THE PROGRAMS.

Proxy Materials Enclosed